ARQ LIMITED
Consolidated Financial Statements
For the years ended 31 December 2022 and 2021

Report of Independent Auditors
To the Board of Directors of Arq Limited
Opinion
We have audited the consolidated financial statements of Arq Limited (the Company), which comprise the consolidated balance sheet as of 31 December 2022 and 2021, and the related consolidated income statement and other comprehensive income, statement of changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Basis of preparation other than Going Concern
As discussed in Note 2b to the financial statements, the Company plans to liquidate within 12 months of approving these financial statements. Based on the intention and plan by management to liquidate the Company, these financial statements have been prepared on a basis other than going concern. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
1.Exercise professional judgment and maintain professional skepticism throughout the audit.
2.Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
3.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

4.Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
5.Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP
London, United Kingdom
4 January 2024

ARQ LIMITED
Consolidated Income Statement and Other Comprehensive Income
For the years ended 31 December 2022 and 2021

	Notes	2022	2021
		$’000	$’000

Plant operating expenses	6	51,316	96,172
Research and development expense		1,815	4,003
Administration expenses	7	14,084	15,794
Operating loss		(67,215)	(115,969)
Finance expense	8	(20,136)	(699)
Gain on changes to liabilities and debt	9	11,267	-
Other income		299	51
Other expenses		(88)	(22)
Loss before tax		(75,873)	(116,639)
Income tax income	10	442	915
Net loss for the financial year		(75,431)	(115,724)
Other comprehensive income		-	-
Total comprehensive loss for the financial year		(75,431)	(115,724)
Attributable to
Equity shareholders of the company		(75,431)	(115,724)

ARQ LIMITED
Consolidated Balance Sheet
As at 31 December 2022 and 2021

	Notes	2022	2021
		$’000	$’000
Assets
Non-current assets
Property, plant and equipment	11	44,193	93,392
Other receivables and prepayments	12	1,842	2,391
Total non-current assets		46,035	95,783

Current assets
Inventory		340	340
Other receivables and prepayments	12	1,660	1,637
Cash and cash equivalent	13	3,008	7,013
Total current assets		5,008	8,990
Total assets		51,043	104,773

Equity and liabilities
Equity
Called up share capital	14	16,116	15,716
Share premium	14	278,249	278,069
Other capital reserve	14	100,696	97,366
Retained deficit		(475,727)	(400,296)
Equity attributable to equity shareholders of the company		(80,666)	(9,145)

Current liabilities
Trade and other payables	16	5,641	7,529
Loans and borrowing	17	103,701	84,303
Total current liabilities		109,342	91,832

Non-current liabilities
Loans and borrowing	17	19,123	17,910
Provisions	18	3,244	4,176
Total non-current liabilities		22,367	22,086
Total liabilities		131,709	113,918
Total equity and liabilities		51,043	104,773

The financial statements of Arq Limited on pages 4 to 25 were approved by the Directors and authorised for issue on 4 January 2024. They were signed on its behalf by:

/s/ Julian McIntyre
Julian McIntyre
Director
4 January 2024

ARQ LIMITED
Consolidated Statement of Changes in Equity
For the years ended 31 December 2022 and 2021

	Notes	Called up share capital	Share premium	Other capital reserve	Retained Deficit	Total
		$’000	$’000	$’000	$’000	$’000
As at 1 January 2021		15,710	277,896	92,445	(284,572)	101,479
Total comprehensive loss for the year		-	-	-	(115,724)	(115,724)
Issuance of shares	14	6	173	-	-	179
Share-based compensation	15	-	-	4,921	-	4,921
As at 31 December 2021		15,716	278,069	97,366	(400,296)	(9,145)
Total comprehensive loss for the year		-	-	-	(75,431)	(75,431)
Issuance of shares for services	14	239	135	-	-	374
Issuance of shares to extinguish debt	14	161	45	-	-	206
Conversion option on loan note	14	-	-	919	-	919
Share-based compensation	15	-	-	2,411	-	2,411
As at 31 December 2022		16,116	278,249	100,696	(475,727)	(80,666)

ARQ LIMITED
Consolidated Statement of Cashflows
For the years ended 31 December 2022 and 2021

	Notes	2022	2021
		$’000	$’000
Operating Activities
Loss before tax		(75,873)	(116,639)
Adjustment to reconcile loss before tax to net cash flows
Share-based payment expense		2,785	5,100
Depreciation of property, plant and equipment		3,911	710
Impairment loss	6	44,560	90,070
Finance income		(7)	(50)
Finance cost	8	20,136	699
Loss on disposal of fixed assets		-	16
Gain on changes to liabilities and debt	9	(11,267)	-
Other income		(131)	-
Working capital adjustments
Increase in trade and other payables		3,104	2,576
Increase in other receivables and prepayments		965	(795)
Income tax refund		-	689
Net cash outflows from operating activities		(11,817)	(17,624)

Investing activities
Purchase of property, plant and equipment		(2,480)	(7,109)
Proceeds from the sale of equipment		233	-
Interest received		7	50
Net cash outflows from investing activities		(2,240)	(7,059)

Financing activities
Proceeds from bank loan	17	3,578	6,230
Proceeds from issuance of convertible instrument	17	8,200	-
Transaction costs		-	(705)
Repayment of leases	17	(1,168)	(1,105)
Interest paid		(558)	(179)
Net cash inflows from financing activities		10,052	4,241

Cash and cash equivalent at 1 January	13	7,013	27,455
Net decrease in cash and cash equivalent		(4,005)	(20,442)
Cash and cash equivalent at 31 December	13	3,008	7,013

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

1    Description of the Organisation
Arq Limited (“Company”), is a limited company domiciled in Jersey and incorporated on December 30, 2010 under the Companies (Jersey) Law 1991. The Company and its subsidiaries at 31 December 2022 comprise the Arq Group (“Group”). The registered office is located at Level 1 IFC 1 Esplanade St Helier Jersey JE2 3BX.
The Group uses proprietary and proven technologies to remediate waste land (typically former coal mine sites) and create specialty carbon products, with a broad range of applications, from pollution control to supporting the energy transition. This is achieved by the Group’s core business, a novel processing technology which uses coal mining waste as its feedstock. The combination of the Group’s technology and facilities enables the production of a micro-fine hydrocarbon powder (“Arq powder”) which can be used as a feedstock or as a direct product in large, diverse and global markets.
The end-product, Arq powder, is a substitute for existing carbon or hydrocarbon products, typically produced from petroleum or coal. Given ongoing environmental pressures on these industries, Arq powder is expected to deliver environmental benefit to customers while minimising the impact on operational performance. Potential end-markets for Group’s products include two key areas:
•Materials: Arq powder can be used to produce activated carbon, carbon filler for carbon black rubber composite, as a component of asphalt, and with a longer-term goal of expanding into other carbon products, such as synthetic graphite.
•Power and Transportation: Arq powder can be used as a blending component in residual fuel oil (“RFO”) for marine and utility fuels, which are expected to have a lower cost and improved environmental footprint.
2    Summary of Significant accounting policies
a)    Basis of preparation
The Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable requirements of Jersey law.
The consolidated financial statements have been prepared on a historical cost basis, except where otherwise noted. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($’000), except when otherwise indicated.
The Group’s consolidated financial statements are prepared on a basis other than going concern. Management has assessed that the accounting policies to be adopted are the same as those of the previous financial year. Property, plant and equipment has been impaired to its recoverable amount, which is the lower of amortised cost and net realizable value. The Company believes this is the best estimate of fair value in accordance with IFRS. See further discussion under b) as to the Group's operations subsequent to 31 December 2022.
b)    Going concern
The Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.
The Group is not currently revenue generating and hence from its inception through 31 December 2022, has incurred significant operating losses and has reported negative cash flows from operations. At 31 December 2022, the Group has unrestricted cash of $2.5 million and current liabilities in excess of current assets of $104.3 million.
In August 2022, the Group entered into an agreement with Advanced Emissions Solutions, Inc. (“ADES”), a US listed activated carbon producer, whereby ADES would acquire 100% of the outstanding share capital of the Company in exchange for ADES shares (“merger transaction”). The combination of ADES and the Group (together, “combined group”) was to secure an integrated supply chain to produce granular activated carbon ("GAC") using Arq powder that creates significant competitive advantages. The merger transaction was put on hold in December 2022 whilst terms were renegotiated.
Subsequent to the year-end, in January 2023, revised terms were agreed between the Group and ADES. On February 1, 2023,  ADES acquired 100% of the outstanding share capital of all of the Company’s direct subsidiaries ("Direct Subsidiaries") and substantially all of the Company's assets and liabilities ("ADES Acquisition") in exchange for consideration ("Purchase Consideration") comprised of 3,814,864 shares of ADES’s common stock ("ADES Common Shares") and 5,294,462 of ADES's Series A Convertible Preferred Stock (“ADES Preferred Shares”).
Immediately prior to the ADES Acquisition, the Company’s convertible loan note was converted into 238,218,926 ordinary shares of the Company. All related security and any guarantee provided by the Group were released.
Immediately after the ADES Acquisition, the Company's net assets were comprised of $500,000 of cash and its investment in ADES, comprised of the ADES Common Shares and ADES Preferred Shares, which were valued at the estimated fair value of $31.2 million, based on the estimated fair value of the ADES Common Shares and ADES Preferred Shares. The estimated fair value of the ADES Common Shares was determined by the publicly-traded price of ADES' Common Stock. The estimated fair value of the ADES Preferred Shares was determined by a third party valuation, performed on behalf of the Company and used as the determinate of the Purchase Consideration. Immediately after the ADES Acquisition, the Company had no outstanding liabilities, as all of the Company's and the Direct Subsidiaries' liabilities were assumed by ADES.
Since the ADES Acquisition, ADES has incorporated the Direct Subsidiaries' operations into its own operations and intends to begin producing and selling new products in 2024 utilizing Arq powder as its primary feedstock. As such, the Company believes that the Direct Subsidiaries represent a going concern business and a strategic part of ADES's ongoing operations in the near term and in the future.
On February 17, 2023, the Company bought back 87.9% of its outstanding ordinary shares in exchange for 3,370,865 ADES Common Shares and 4,364,131 ADES Preferred Shares. The Company’s plan is to distribute the remaining ADES Common Shares and ADES Preferred Shares and then liquidate within 12 months of approving these financial statements. Based on the intention and plan by Management to liquidate the Company, these financial statements have been prepared on a basis other than going concern. Management has assessed that it is appropriate to continue to apply the recognition and measurement criteria of IFRS.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

Of the total ADES Preferred Shares received by the Company in the ADES Acquisition, 833,914 are being held in escrow ("Escrow Shares") pending the determination by the Internal Revenue Service ("IRS") that no tax withholding ("Tax Liability") is required on the Purchase Consideration issued to the Company. The value of the Tax liability was estimated at $3.3 million. In the event that the IRS determines that no withholding is required in connection with the Purchase Consideration received by the Company, all of the Escrow Shares will be released and delivered to the Company. In the event that the IRS determines that any amount of withholding is required, ADES has agreed to redeem a sufficient number of Escrow Shares to fund the required payment to the IRS, and that number of Escrow Shares will be returned to ADES. The number of Escrow Shares to be returned to ADES is equal to the required Tax Liability divided by the Original Issue Amount of $4.00 per ADES Preferred Share, not to exceed a maximum of 833,914 Escrow Shares.
c)    Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of the reporting date each year.
Control is achieved when an investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
•Power over the investee.
•Exposure, or rights, to variable returns from its involvement with the investee.
•The ability to use its power over the investee to affect its return.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated income statement and other comprehensive income from the date the Group gains control until the date when the Group cease to control the subsidiary.
Profit or loss and comprehensive income are attributed to the owners of the Group. Total comprehensive income of subsidiaries is attributed to the owners of the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation.
If the Group ceases to retain control over a subsidiary, it derecognises the related assets, liabilities, and other components of equity, while any resultant gain or loss is recognised in the income statement.

d) Property, plant and equipment
Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated balance sheet at recoverable value determined to be the lower of amortised cost and net realizable value.
Depreciation is charged to write off the cost to their residual values based on the following methods by asset class:

Mineral asset	Unit of production
Plant and equipment	Straight-line over estimated useful lives of 5 to 20 years
The gains and losses arising on the disposal or retirement of an asset is determined as the differences between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated income statement and other comprehensive income.
Work in progress is an asset under construction that has not yet been put into use. The asset is not subject to depreciation while in the construction phase status. Once the asset is fully developed and available for use, depreciation will start accordingly.
The cost of mineral assets includes the present value of the expected cost for the decommissioning of an asset after its use if the recognition criteria for a provision are met (see accounting policy l) plus the excess of the cost of acquisition over the fair value of the identifiable assets and liabilities when acquiring mining assets.
e)    Right-of-use assets
Leased right-of-use assets are included within property, plant and equipment, and are recognised on inception of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use asset is depreciated on a straight-line basis over the term of the lease.
If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

f)     Impairment of property, plant and equipment
As noted in note 2b, these financial statements are prepared on a basis other than going concern. Management has assessed that the recoverable amount of property, plant & equipment be recognized as the lower of amortised cost and net realizable value.
If the recoverable amount of an asset (or cash-generating unit) (“CGU”) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount and an impairment loss is recognised as an expense immediately.
g)    Borrowing costs

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective asset. Once the asset is commissioned, interest is no longer capitalised. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.
h)    Research costs
Research costs are expensed as incurred.
i)    Taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognised for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.
Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

j)    Foreign currencies
The Group’s consolidated financial statements are presented in US dollars, which is the Group’s functional currency. For each subsidiary, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognised in the income statement.
k)    Share-based payment transactions
The group employees and certain suppliers of research and development and marketing services receive compensation in the form of share-based payment transactions, whereby employees and suppliers render services as consideration for equity instruments (equity-settled transactions). The equity-settled transactions issued to employees are measured at fair value at the date of grant and are expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest, with a corresponding increase in other capital reserves. For employees, the expense is recognised in salaries and wages. For suppliers, the equity-settled transactions are measured at fair value and expensed at the date the services were provided, and the expense is recognised in the applicable expense category.
The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the value of the services at the grant date. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.
When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.
Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
l)    Provisions
Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Group’s best estimate of the expenditure required to settle the obligation at the reporting date, and are discounted to present value where the effect is material.
The Group records a provision for asset rehabilitation costs for reclaiming surface land, and support facilities at the underground and surface mines in accordance with federal and state reclamation laws as required by each mining permit. Rehabilitation costs are recorded at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the relevant asset. The cash flows are discounted at the current pre-tax rate that reflects the risks specific to the rehabilitation liability. The unwinding of the discount is expensed in the income statement as a finance cost. The estimated future costs of rehabilitation are reviewed annually and adjusted from the cost of the asset as appropriate.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

m)    Financial assets
Initial recognition and measurement
The Group’s financial assets comprise vendor receivables, deposits, and cash and cash equivalents. At initial recognition, these financial assets are measured at amortised cost. Financial assets at amortised cost are subsequently measured using the effective interest rate method (“EIR”) and are subject to impairment. Gains and losses are recognised in the income statement when the asset is derecognised, modified or impaired.
Derecognition
Financial assets are derecognised only when the rights to receive cash flows from the assets have expired, or the Group has transferred its rights to receive cash flows from the asset.
Impairment of financial assets
The Group recognises an allowance for expected credit losses (ECLs) for all receivables and deposits. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. ECLs are recognised in two stages. For credit losses for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12months (a 12-month ECL). For those credit losses for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
The Group considers a financial asset in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
n)    Financial liabilities
The Group’s financial liabilities include trade payables, accrued trade and payroll expenses, lease liabilities, York preferred units and bank loans. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. For more information on the York preferred units, bank loan, and the lease liabilities see note 2o, note 2s, and note 16.
After initial recognition, trade payables and interest-bearing loans and borrowings are subsequently measured at amortised cost. The EIR method is used to calculate the amortization of interest-bearing loans and borrowings. Amortised cost is calculated based on any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the income statement.
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.
o)    Borrowing
On issuance of a borrowing, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption.
Shares and warrants issued in conjunction with a borrowing are recognised in equity. Transaction costs are allocated between financial liabilities and equity based on the relative fair value of the shares, warrants, and preferred units.
A change in the terms of a borrowing is accounted for as an extinguishment when it results in a significant change in fair value. Any gain or loss from this extinguishment is recognised in the income statement as other income or expense.

Conversion features in a borrowing that result in a variable number of shares issued are treated as derivative financial instruments in financial liabilities and initially recognized at fair value. The derivative financial liabilities are classified as held for trading.
Conversion features in a borrowing that result in a fixed number of shares issued are treated as equity instruments and are valued as the residual of the proceeds after deducting the fair value of the liability component.
The modifications of the terms of a convertible feature from a variable conversion price to a fixed conversion price results in the extinguishment of the borrowing if there is a change greater than 10% in the fair value of the borrowing based on the change in the conversion price. Any gain or loss from this extinguishment is recognized in the income statement as other income or expense.
p)    Cash and cash equivalents
Cash and short-term deposits in the balance sheet comprise cash at banks and on hand and short-term deposits, net of overdraft, with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.
q)    Inventory
Inventory is measured at the lower of cost and net realisable value. Inventory relates to the cost of purchasing raw material used in the production of Arq powder.
r)    Prepayments
Prepayments comprise services that have been paid for in advance. The balance is expensed when the service has been delivered.
s)    Lease liabilities

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

Lease liabilities recognised on the balance sheet are recognised within borrowings. Upon inception, the lease liability is recognised as the present value of the expected future lease payments, calculated using the Group’s incremental borrowing rate, adjusted to reflect the length of the lease and country of location. The lease liability is measured at amortised cost using the Company's incremental borrowing rate. and is remeasured when there is a change to the forecasted lease payments. When the lease liability is remeasured, an adjustment is made to the corresponding right-of-use asset.
t)    Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low-value. Lease payments on short term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

u)    New and amended standards and interpretations

There were no amended standards and interpretations which come into effect in the period that had significant impact on the Group’s consolidated financial statements.

v)     Standards issued but not yet effective
Definition of Accounting Estimates - Amendments to IAS 8

In February 2022, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments are not expected to have a material impact on the Group.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2022, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after 1 January 2023. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

Clarification on classification of liabilities as current or non-current – Clarifies IAS 1

In July 2020, the IASB clarified a criterion in IAS 1 Presentation of Financial Statements for classifying a liability as non-current, in which the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The clarification to IAS 1 is applicable for annual periods beginning on or after 1 January 2023. The amendments are not expected to have a material impact on the Group.

3    Significant accounting judgements, estimates and assumptions
The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of asset or liability affected in future periods.
a)Judgements
Lease liabilities
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised. For the leasing of land at Corbin, Kentucky, the Group has the option to extend the lease beyond 2025 and therefore management applies judgement in evaluating whether the lease will be renewed and has assumed it will be extended for a further 15 years based on the Group’s business plan.
b)     Estimates and assumptions
Rehabilitation provision
The Group has recognised a provision for rehabilitation obligations associated with assets at two sites relating to coal-based feedstock. In determining the fair value of the provision, estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the site and the expected timing of those costs. The Group estimates that the costs would be realised in the next 4 years at one site, and 22 years at another site. The provision is calculated using a discounted cashflow method. The carrying amount of the provision as at 31 December 2022 and 2021 was $3.4 million and $4.2 million, respectively.
Impairment of property, plant and equipment
As noted in note 2b, financial statements are prepared on a basis other than going concern, and management has assessed that the recoverable amount of property, plant & equipment be recognized as the lower of amortised cost and net realizable value, which the Company believes represents the best estimate of fair value. The recoverable amount as at 31 December 2022 was determined based on the recoverable amount of $44.5 million as estimated at the date of the ADES Acquisition, and adjusted for capital expenditure and depreciation recorded for the month of January 2023. The Group determined the recoverable amount primarily based on a third party valuation performed on behalf of ADES and used in the recording of the assets acquired and liabilities assumed in the ADES Acquisition.. As a result, for the year ended 31 December 2022, the Group recognised an impairment of certain property, plant and equipment totaling $44.6 million.
Share-based payments and warrants
The Group estimates the number of options that are likely to vest in regard to the performance criteria included in the Group’s management incentive plan.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

The Group uses the Black-Scholes model in determining the fair value of options granted to employees under the Group’s share schemes and warrants issued to investors. The determination of the fair value of options and warrants requires a number of assumptions. The alteration of these assumptions may impact charges to the income statement over the vesting period of the award and the total amount allocated to equity. Details of the assumptions for share-based payments and performance criteria are disclosed in note 14.
Fair value of loans and borrowings
The Group uses risk adjusted discount rates to calculate the fair value of loans and borrowing. The discount rates are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to establish the discount rate such as liquidity and credit risk. During the year ended 31 December 2022, a discount rate of 21.5% (2021: 21.5%) was used to calculate the fair value of the York preferred units and 86.0% for the convertible loan note (see note 17).
Leases - Estimating the incremental borrowing rate
In circumstances where the Group cannot readily determine the interest rate implicit in the lease, the incremental borrowing rate (IBR) is used to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.). The Group estimates the IBR using observable inputs (such as market interest rates) when available.

4    Adjusted EBITDA
Adjusted EBITDA is calculated by adding back depreciation of property, plant and equipment, impairment loss and share-based compensation from operating loss included in the consolidated income statement and other comprehensive income.
Directors prepare adjusted EBITDA in order to assist with comparability between peers and to give what they consider to be a better indication of the underlying business.

	2022	2021
	$’000	$’000
Operating loss	(67,215)	(115,969)
Depreciation	3,911	710
Impairment loss	44,560	90,070
Share- based compensation	2,785	5,100
Adjusted EBITDA	(15,959)	(20,089)

In the year ended 31 December 2022, the Group recognised an impairment loss of $44.6 million (2021: $90.1 million).
In the year ended 31 December 2022, share-based compensation includes $374,000 relating to shares issued to external suppliers (2021: $179,000).
5     Salaries and benefits
A breakdown of salaries and benefits for the Group during the year is as follows:

	2022	2021
	$’000	$’000
Included in plant operating expenses
Wages and salaries	579	476
Other employee based costs	90	81

Included in research and development expenses
Wages and salaries	582	681
Other employee based costs	44	46

Included in administration expenses
Wages and salaries	4,823	4,734
Other employee based costs	908	922
Share-based compensation	2,411	4,921
	9,437	11,861

6    Plant operating expenses
A breakdown of plant operating expenses for the Group during the year is as follows:

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

	2022	2021
	$’000	$’000
Wages and salaries and other employee benefits	669	557
Contractors	595	1,922
Utility expenses	784	2,044
Impairment	44,560	90,070
Depreciation	3,637	-
Other operating expenses	1,071	1,579
	51,316	96,172

7    Administration expenses
A breakdown of administration expenses for the Group during the year is as follows:

	2022	2021
	$’000	$’000
Wages and salaries and other employee benefits	5,731	5,656
Employee and contractor share-based payment expense (note 14)	2,411	4,921
Business development and marketing fee	1,192	2,318
Professional fees	3,110	1,406
Other administrative expenses	1,640	1,493
	14,084	15,794

In year ended 31 December 2022, business development and marketing fee includes an accrued product marketing fees of $1.0 million (2021: $2.0 million) charged by Vitol S.A. (“Vitol”).
8    Finance expenses

	2022	2021
	$’000	$’000
Interest on debts and borrowing	20,091	546
Revaluation of provision	-	87
Unwinding of discount on provisions	45	66
	20,136	699
In the year ended 31 December 2022, the Group interest on debt and borrowings of $20.0 million (2021: $15.4 million), of which $nil million (2021 : $14.9 million) was capitalised in property, plant and equipment as part of the construction of the Corbin and St Rose facilities.
9    Gain on changes to liabilities and debt

	2022	2021
	$’000	$’000
Gain on modification of York preferred units (1)	5,775	-
Gain on extinguishment of convertible loan notes (2)	699
Gain on extinguishment of liability (3)	4,793	-
	11,267	-
(1)In August 2022, the Group agreed with York that upon completion of the ADES Acquisition, the York preferred units plus any accrued interest will be converted into 32,020,535 ordinary shares. The modification of the terms resulted in a change of less than 10% in the fair value of the debt based on the conversion occurring in March 2023. As a result, the carrying value of the outstanding debt was adjusted with a gain on modification of $5.8 million.
(2)In August 2022, the Group received $6.9 million in exchange for secured convertible loan notes from certain initial subscribers. The terms are set in note 17. The conversion feature included in the loan note resulted in a variable conversion price as there was an option to increase the convertible loan notes up to $8.2 million for a fixed number of shares when the convertible loan

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

notes was offered to all of the Company’s shareholders on a pro-rata basis. In October 2022, after offering the convertible loan notes to all of the Company’s shareholders on a pro-rata basis , the price used for converting the convertible loan notes into Company’s ordinary shares was fixed. The modification of the terms from a variable conversion price to a fixed conversion price resulted in the extinguishment of the debt as there was a change greater than 10% in the fair value of the debt based on the change in conversion price. As a result, the carrying value of the outstanding debt was adjusted with a gain on extinguishment of $0.7 million.
(3)In August 2022, the Group agreed to fully settle an outstanding debt relating to accrued marketing fees totaling $5.0 million owed to Vitol, a supplier and shareholder of the Company, into 1,612,903 ordinary shares which had a fair value of $0.2 million. The fair value was determined based on the ADES Acquisition. As a result, the Group made a gain on extinguishment of liability of $4.8 million.
10    Taxation

The charge for the year can be reconciled to the loss before tax per the income statement and other comprehensive income as follows:

	2022	2021
	$’000	$’000
Current tax	442	882
Adjustments in respect of current income tax of previous year	-	33
	442	915

	2021	2021
	$’000	$’000
Reconciliation of tax expense and the accounting profit at domestic tax rate
Loss before tax	(75,873)	(116,639)

Taxation at domestic rate for foreign subsidiaries	(17,920)	(28,476)
Tax effect of:		-
Non-deductible expenses for tax purposes	485	694
Timing differences not recognised as deferred tax asset	17,090	26,261
Tax losses not recognised as deferred tax asset	345	1,521
R&D credit	442	882
Prior year R&D credit	-	33

	442	915

Profits arising in the Company are subject to Jersey income tax at the standard corporate income tax rate of 0%. Subsidiaries of the Group are subject to standard corporation rates ranging from 19% to 26.5%. No components of income tax affect other comprehensive income.
The Group has tax losses that arose in the US of approximately $40.7 million (2021: $37.0 million). These cumulative losses consist of $21.8 million which are expected to expire in years ranging from 2030 to 2033. Tax losses in the US of $19.2 million (2021: $15.2 million) generated since 2018 can be carried forward indefinitely under the provision of new tax legislation. The Group has further tax losses in the UK of approximately $11.7 million (2021: $10.0 million) that are available indefinitely. Deferred tax assets of $13.8 million (2021: $12.3 million) have not been capitalized in respect of these losses due to the startup nature of the Group. The Group will reevaluate whether a deferred tax asset should be capitalized once the business nears profitability.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

11    Property, plant and equipment

	Mineral assets	Plant & equipment	Land and Buildings	Plant & Equipment – Right of use	Land & Building – Right of use	Work in progress	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2021	2,960	491	-	807	5,721	144,550	154,529
Additions	-	136	-	6,820	696	21,659	29,311
Disposal	-	(74)	-	-	-	-	(74)
Transfer	-	71,663	70,184	-	-	(141,847)	-
Amendment to right of use	-	-	-	-	432	-	432
Change in rehabilitation provision	8	-	-	-	-	-	8
At 31 December 2021	2,968	72,216	70,184	7,627	6,849	24,362	184,206
Additions	-	15	-	3	-	2,471	2,489
Disposal	-	-	-	(2,515)	(185)	-	(2,700)
Change in rehabilitation provision	(977)	-	-	-	-	-	(977)
At 31 December 2022	1,991	72,231	70,184	5,115	6,664	26,832	183,018

Accumulated depreciation
At 1 January 2021	-	220	-	60	527	-	807
Depreciation charge	-	81	-	434	481	-	996
Impairment of asset	-	37,307	36,052	-	-	15,711	89,070
Disposal	-	(59)	-	-	-	-	628
At 31 December 2021	-	37,549	36,052	494	1,008	15,711	90,814
Depreciation charge	-	1,599	1,142	708	462	-	3,911
Impairment of asset	-	15,991	15,761	3,879	2,251	6,678	44,560
Disposal	-	-	-	(275)	(185)	-	(460)
At 31 December 2022	-	55,139	52,955	4,806	3,536	22,389	138,825

Net book value
At 31 December 2022	1,991	17,092	17,229	309	3,128	4,444	44,193
At 31 December 2021	2,968	34,667	34,132	7,133	5,841	8,651	93,392

The Group started the construction of its new processing facility in Corbin, Kentucky in March 2016, which was commissioned as at 31 December 2021. The construction of the Corbin processing facility and St Rose drying and blending facility were financed using a combination of third party borrowing and equity. The amount of borrowing costs capitalised during the year ended 31 December 2022 was $nil million (2021: $14.9 million). The rate used to determine the amount of borrowing costs eligible for capitalisation in the year ended 31 December 2022 was nil% (2021: 19.7%). The carrying amount of the Corbin processing facility at 31 December 2022 was $41.6 million (2021: $92.3 million), and the primary change year over year was impairment recorded as at 31 December 2022. The Group recorded impairment as at 31 December 2022 primarily based on a valuation performed by a third party on behalf of ADES and used in the recording of the assets acquired and liabilities assumed in the ADES Acquisition as of February 1, 2023
Depreciation charge for the year ended 31 December 2022 of $3.9 million (2021: $1.0 million) includes depreciation expensed in the income statement of $3.9 million (2021: $0.7 million) and depreciation of $nil million (2021: $0.3 million) relating to the Corbin right of use lease was capitalised in work in progress.

Mineral assets include rehabilitation costs at the Corbin facility. The balance will be depreciated once production at its Corbin facility commences.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

12     Other receivables

	2022	2021
	$’000	$’000
Due within 1 year
Prepayments	257	658
Other receivables	1,403	979
	1,660	1,637

Due after 1 year
Deposit	1,842	2,391
	1,842	2,391
Deposits due after 1 year includes vendor deposits and surety bonds in regard to regulatory reclamation requirements on certain mining assets held by the Group.
13    Cash and cash equivalents

	2022	2021
	$’000	$’000

Cash at bank and on hand	3,008	7,013
	3,008	7,013
At 31 December 2022, the Group held cash of $0.5 million (2021: $1.0 million) which is restricted to payment of interest on its loan facility. Interest on the loan facility is deducted from this bank account. (See note 17).
14     Called up share capital and share premium

	2022	2021
Number of authorised shares	Thousands	Thousands

Ordinary shares of $0.10 each	800,000	200,000
Ordinary shares of $0.001 each	6,000	6,000
Series B preferred shares of $0.10 each	150,000	150,000
Series C preferred shares of $0.01 each	350,000	350,000

	1,306,000	706,000

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

Preferred shares rank ahead of ordinary shares in event of liquidation and payment of dividends.

Movement in capital	Ordinary shares	Series B preferred shares	Called up share capital	Share Premium	Capital Reserve
	Thousand	Thousand	$'000	$'000	$'000
At 1 January 2021	78,374	78,731	15,710	277,896	92,445
Issuance of shares	58	-	6	173	-
Share-based compensation	-	-	-	-	4,921
At 31 December 2021	78,432	78,731	15,716	278,069	97,366
Issuance of shares for services	2,385	-	239	135	-
Issuance of shares to extinguish debt	1,613	-	161	45	-
Conversion of Series B preferred shares to ordinary shares	78,731	(78,731)	-	-	-
Conversion option on convertible loan notes	-	-	-	-	919
Share-based compensation	-	-	-	-	2,411
At 31 December 2022	161,161	-	16,116	278,249	100,696

The capital reserve includes the fair value of vested equity-settled share options and the fair value of equity settled warrants that have not been exercised. The reserve will be adjusted for the Group’s best estimate of whether the warrants and options will ultimately vest based on non-market performance conditions.
Equity-settled warrants
Each equity-settled warrant converts into one ordinary share of the Company on exercise. All unexpired warrants were cancelled during 31 December 2022.

	Ordinary share warrants	Weighted average exercise price
	Thousand	$
At 1 January 2021	22,329	3.51
Expired	(15,755)	4.45
At 31 December 2021	6,574	1.26
Expired	(2,638)	0.77
Cancelled	(3,936)	1.59
At 31 December 2022	-	-

15    Shared-based payments
Equity-settled share option scheme
The Group introduced a share option programme in 2015 to grant share options as an incentive for directors, employees and suppliers of the Group. Each share option converts into one ordinary share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option and the Group has no legal obligation to repurchase or settle the options in cash. The options carry neither rights to dividends nor voting rights prior to the date on which the options are exercised. Options may be exercised at any time from the date of vesting to the date of expiry. During the year ended 31 December 2020, the Group introduced a management incentive scheme whereby vesting of options is in accordance with the achievement of certain performance conditions with 5% of options vesting based on the commissioning of Corbin and St Rose, 5% vesting based on the Company entering into a fixed priced contract for St Rose construction and commissioning, a further 40% vesting based on meeting certain sales and production targets, and the remaining 50% vesting based on financing and designing of a second plant meeting certain production criteria. In the year ended 31 December 2021, as a result of terminating the construction of the St Rose drying and blending facility, the Group adjusted its estimate of the number of options issued in the management incentive scheme that will ultimately vest.
In July 2018, as part of entering into a marketing agreement with Vitol, the Company issued an option to acquire 18,656,716 ordinary shares with an exercise price of $0.80 per share (amended to options over 1,865,672 ordinary shares at an exercise price of $4.63 per share following the 10:1 share consolidation and rights issue in 2019). The option will vest if Vitol sells more than 75% of production from the Corbin Plant during the first 180 days of commercial production. The Company issued a second option to acquire 18,656,716 ordinary shares with an exercise price of $2.00 per share (amended to options over 1,865,672 ordinary shares at an exercise price of $11.57 per share following the 10:1 share consolidation and rights issue in 2019). The option will vest if Vitol sells more than 2 million tonnes of Arq Fuel. Both sets of options have a one year term from the vesting date. Both options were cancelled in August 2022.
See note 24 for changes in the terms of the share option scheme subsequent to 31 December 2022.

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Employee incentive options	Weighted average exercise price	Other incentive options	Weighted average exercise price
	Thousand	$	Thousand	$
At 1 January 2021	25,417	1.00	3,731	8.10
At 31 December 2021	25,417	1.00	3,731	8.10
Cancelled	-	-	(3,731)	8.10
Additions	313	-	-	-
Expired	(12,373)	1.64	-	-
At 31 December 2022	13,357	0.39	-	-

The number of options exercisable as at 31 December 2022 was 3,172,000 (2021: 15,206,000).
The weighted average remaining contractual life for the share options outstanding as at 31 December 2022 was 6.54 years (2021: 4.20 years).
The weighted average fair value of options granted in 2022 was $0.26 per option. No options were granted in the year ended 31 December 2021.
The range of exercise prices for options outstanding at the end of the year was $0.00 to $4.63 (2021: $0.00 to $11.43).
The following tables list the inputs using the Black Scholes model for the share option for the years ended 31 December 2022 and 2021.

	2022	2021
Weighted average fair values at the measurement date for options granted:
Dividend yield (%)	0%	0%
Expected volatility (%)	93%	93%
Risk–free interest rate (%)	3.87%	1.56%
Expected life of share options (years)	3.06 years	3.06 years
Weighted average price of ordinary shares ($)	$0.26	$2.06

Expected volatility and expected life used in the model has been adjusted, based on management’s best estimate, for the eﬀects of non-transferability, exercise restrictions and behavioural considerations.
16    Trade and other payables

	2022	2021
	$’000	$’000
Trade payables	3,259	6,279
Accruals	2,382	1,250
	5,641	7,529

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

17    Long-term borrowing

	2022	2021
	$’000	$’000
Due within 1 year
York preferred units	94,547	82,881
Convertible loan notes	8,075	-
Bank loan	692	-
Lease liability	387	1,422
	103,701	84,303
Due after 1 year
Bank loan	8,642	5,721
Lease liability	10,482	12,189
Long term borrowing	19,124	17,910

The table below summarises changes in borrowing:

	York preferred units	Lease liability	Bank loan	Convertible loan note	Total
	$’000	$’000	$’000	$’000	$’000

As of 1 January 2021	68,205	6,219	-	-	74,424
Cashflows	-	(1,105)	6,230	-	5,125
Additions	-	7,516	-	-	7,516
Accrued finance costs	14,676	549	-	-	15,225
Non cash movements	-	432	-	-	432
Financing costs	-	-	(509)	-	(509)
As of 31 December 2021	82,881	13,611	5,721	-	102,213
Cashflows	-	(1,168)	3,578	8,200	10,610
Disposal	-	(2,210)			(2,210)
Accrued finance costs	17,441	610	-	1,492	19,543
Non cash movements	(5,775)	26	35	(1,617)	(7,331)
As of 31 December 2022	94,547	10,869	9,334	8,075	122,825

York preferred units
York entered into an agreement with the Group to become a preferred unit holder of Arq Project in 2015.  The preferred units do not have voting rights and rank ahead of the common and ordinary shares of Arq Project.
The preferred units accrue interest of 15% per annum on the aggregate amount outstanding and have a maturity date of September 2022.  The outstanding amount of principal and interest can be converted at any time into Series B preferred shares of the Company at a conversion price of $3.10 per share.
In August 2022, the Group and York agreed with York that, subject to the completion of the merger transaction,  the York preferred units plus any accrued interest would convert into 32,020,535 ordinary shares. The modification of the terms resulted in the adjustment of the carrying value of the outstanding debt with a gain on modification of $5.8 million (see note 9).
See note 24 for changes in the terms of the preferred units subsequent to 31 December 2022.
Lease liability
The Group has lease contracts for various items of mobile equipment, offices, rail cars and land used in its operations. Leases of mobile equipment, rail cars and offices generally have lease terms between 3 and 8 years. The Group also has a 10 year lease contract for land at its Corbin plant which includes an option to extend the lease. This allows the Group to use the land to extract the coal waste and build its plant facilities at Corbin to meet its overall business objectives. In February 2022, part of the rail car lease was disposed resulting in a reduction in the lease liability of $2.1 million and associated right of use asset of $2.0 million.
Bank loan

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

In January 2021, the Group entered into a loan facility agreement with Community Bank Trust Inc., partly guaranteed by the US Department of Agriculture, whereby the Group can borrow up to $10.0 million up to January 2023 to invest in its demonstration plant and mini drying and blending facility at Corbin, Kentucky. The loan facility is secured on the property, plant and equipment at Corbin. The loan facility interest rate is the higher of 6% and US Prime Rate + 2.75%. Loan repayments will start at the beginning of the third year, with the loan facility being fully repaid by January 2036. At 31 December 2022, the Group has drawn down $9.8 million (2021: $6.2 million) of the loan facility. The Group’s cash and cash equivalent includes $0.5 million (2021: $1.0 million) which is restricted to paying interest on the loan facility up to January 2023.
Convertible loan notes
In August 2022, the Group received $6.9 million in exchange for secured convertible loan notes, which were convertible into the Company's ordinary shares, from certain initial subscribers, with the option to increase to up to $8.2 million, which occurred in October 2022 when the convertible loan notes were offered to all of the Company’s shareholders on a pro-rata basis. The convertible loan notes were convertible into a fixed number of ordinary shares of the Company irrespective of how much the Group raised. If the convertible loan note holder subscribed for their pro-rata share of a $20 million private investment into the new combined group of ADES and the Group, the convertible loan note conversion price was c. 2.9 – 3.4 US cents per ordinary share (depending on the total funds raised under the convertible loan notes). If the convertible loan note holder did not subscribe to this further investment, the convertible loan note conversion price was c. 20.8 US cents per ordinary share. The convertible loan notes were secured by a debenture granting security to the convertible loan notes via fixed and floating charges over the assets of the Company and Arq IP Limited.
If the ADES Acquisition was not consummated, the convertible loan notes were redeemable by the Group plus a redemption premium of 15% at the earliest of the first anniversary of the convertible notes, the termination date of the ADES Acquisition agreement or a breach of the ADES Acquisition agreement. As noted in note 2b above, on February 1, 2023, the Company and ADES completed the ADES Acquisition and immediately prior to the ADES Acquisition all of the convertible loan notes were converted into the Company's ordinary shares.
Initially the conversion feature included in the convertible loan notes resulted in a variable conversion price which was treated as a derivative financial instrument and initially recognised at fair value. Upon funding and recognition of the convertible loan notes, the Group recognized derivative liabilities of $2.9 million. The corresponding debt portion was included in current portion of long term borrowing. In October 2022, after offering the convertible loan notes to all of the Company’s shareholders on a pro-rata basis , the conversion price was fixed. The modification of the conversion terms resulted in an adjustment to the carrying value of the outstanding convertible loan notes and a gain on extinguishment of $0.7 million was recognized (see note 9). The difference between the fair value of the convertible loan notes and the proceeds received was recognised in the capital reserve as a conversion option totaling $2.0 million (see note 14).
See note 24 for changes in the terms of the preferred units subsequent to 31 December 2022.

18    Provisions

	$’000	$’000
As at 1 January	4,176	4,015
Interest	66	66
Change in rehabilitation provision	(998)	95
As at 31 December	3,244	4,176

The Group has an obligation to undertake rehabilitation work when disturbance is caused by the development or ongoing production of a mining property.
The discount rate used in the calculation of the asset rehabilitation provision as at 31 December 2022 equaled 4.15% (2021: 1.3%).

19 Related party transactions
During the year ended 31 December 2022, the Group was charged rent and other office expenses at cost totaling $4,000 (2021: $98,000), by companies controlled by key management. At 31 December 2022, $1,000 (2021: $1,000) was owed to companies controlled by key management.
The remuneration of the directors and the executive leadership team during the year is as follows:

	2022	2021
	$’000	$’000
Wages and salaries	2,653	2,676
Share-based payment expense	2,279	4,658
	4,932	7,334
As a principal with York is a member of the Group's Board, York is deemed to be a related party. Details of all related party transactions with York, a significant shareholder of the Company, are set out in Note 17 and 24.

20     Commitments

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

At 31 December 2022, the Group had capital commitments relating to the construction of Corbin facility of $0.7 million (2021: $1.3 million).
21    Financial instruments
The Group’s ﬁnancial instruments comprise cash balances, receivables and payables that arise directly from its operations and borrowings. The table below sets out the carrying value of all financial instruments by category. The fair value of all financial assets and financial liabilities is not materially different to the book value.

	2021	2021
	$’000	$’000
Financial assets
Receivables	3,245	3,370
Cash and cash equivalent	3,008	7,013
	6,253	10,383
Financial liabilities
Trade and other payables
Loans and borrowings	5,641	7,529
	122,824	102,213
	128,465	109,742

The main risks the Group faces are foreign exchange risk, liquidity risk and capital risk. The board regularly reviews and agrees policies for managing each of these risks. The Group’s policies for managing these risks are summarised below and have been applied throughout the period.
Foreign exchange risk
As a Group with an office based in the UK and the US, the Group is exposed to foreign exchange risk as a result of operating expenses incurred in GBP. A strengthening of the US dollar against the GBP has a positive effect on the Group’s earnings. The Group’s policy is not to hedge such exposure.

Liquidity risk
Liquidity risk arises from the management of working capital, ﬁnance charges and principal repayments on its debt instruments.
Management’s policy is to ensure that it will always have sufﬁcient cash to allow it to meet its liabilities when they become due. Management also prepares 12 month cash ﬂow projections as well as information regarding cash balances on a weekly basis.
The table below summarises the maturity proﬁle of the Group’s ﬁnancial liabilities based on contractual undiscounted payments:
For the year ended 31 December 2022

	Less than 3 months	3 to 12 months	Between 1 and 5 years	Greater than 5 years
	$’000	$’000	$’000	$’000

Trade and other payables	5,319	322	-	-
Loans and borrowing	385	108,769	7,374	8,534
	5,704	109,091	7,374	8,534

For the year ended 31 December 2021

	Less than 3 months	3 to 12 months	Between 1 and 5 years	Greater than 5 years
	$’000	$’000	$’000	$’000

Trade and other payables	5,040	2,489	-	-
Loans and borrowing	469	87,118	8,587	6,297
	5,509	89,607	8,587	6,297
Capital risk

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

The group’s objectives when managing capital are to safeguard the ability to continue as a going concern in order to provide returns for shareholders and beneﬁts to other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the business to deliver its business plan. To maintain or adjust the capital structure, the Group may issue new shares or draw on other project finance.
22    Ultimate Controlling Party
In the opinion of the Directors, the Group does not have a single ultimate controlling party.

23    Subsidiaries
The Group consolidated financial statements include the following subsidiaries:

			Equity Interest
Name	Country of incorporation	Principal activities	2022	2021
Arq IP Limited	United Kingdom	Dormant	100%	100%
Arq Coal Technologies LLC	United States of America	Energy Technology	100%	100%
Arq UK Management Limited	United Kingdom	Energy Technology	100%	100%
Arq International Limited	United Kingdom	Dormant	100%	100%
Arq Project Holdings Company LLC	United States of America	Financing Company	100%	100%
Arq Fuel LLC	United States of America	Dormant	100%	100%
Arq Corbin Land LLC	United States of America	Energy Technology	100%	100%
Arq Corbin LLC	United States of America	Energy Technology	100%	100%
Corbin Project LLC	United States of America	Energy Technology	100%	100%
Wharncliffe Asset Management LLC	United States of America	Dormant	100%	100%
Glen Alum Management LLC	United States of America	Dormant	100%	100%
Mine Four LLC	United States of America	Dormant	100%	100%
Arq Series B LLC	United States of America	Financing Company	100%	100%
Arq St Rose LLC	United States of America	Energy Technology	100%	100%

24    Post Balance Sheet Events
As described in note 2b above, on February 1, 2023, the Company and ADES completed the ADES Acquisition, in which ADES acquired 100% of the outstanding share capital of all of the Company's direct subsidiaries and substantially all of the Company's assets and liabilities in exchange for 3,814,864 shares of ADES’s common stock ("ADES Common Shares") and 5,294,462 of ADES's Series A Convertible Preferred Stock (“ADES Preferred Shares”). The value of the ADES Common Shares and ADES Preferred Shares was approximately $31.2 million ("Purchase Consideration")
Immediately prior to the ADES Acquisition, the Company executed the following transactions:
•The Company's convertible loan note was converted into 238,218,926 ordinary shares of the Company. Upon completion of the conversion, all related security and any guarantee provided by the Group was released.
•York preferred units plus any accrued interest were converted into 32,020,535 ordinary shares of the Company. Upon the conversion, all related security and any guarantee provided by the Group was released.
•All share options and warrants issued to York and Vitol SA were cancelled. The Company cancelled 3,731,344 equity- settled share options and 3,936,382 warrants.
•All share options that were out of the money or if the performance criteria had not been met were cancelled.
•1,725,922 share options there were in the money and the performance criteria had been met were exercised
•The Company contributed certain assets, liabilities and contracts to its direct subsidiaries Arq UK Management Limited and Arq LLC., which ADES acquired or assumed in the ADES Acquisition.
•The Company agreed to issue 2,250,000 ordinary shares to Community SPV GP LP for providing transactional advice.
In addition to the ADES Common Shares and ADES Preferred Shares, immediately after the ADES Acquisition, the Company held $500,000 of cash and had no trade or other liabilities. Further, 833,914 ADES Preferred Shares are being held in escrow ("Escrow Shares") pending the determination by the Internal Revenue Service ("IRS") that no tax withholding ("Tax Liability") is required on the Purchase Consideration issued to the Company. The value of the Tax liability was estimated at $3.3 million. In the event that the IRS determines that no withholding is required in connection with the Purchase Consideration received by the Company, all of the Escrow Shares will be released and delivered to the Company. In the event that the IRS determines that any amount of withholding is required, ADES has agreed to redeem a sufficient number of Escrow Shares to fund the required payment to the IRS, and that number of Escrow Shares will

ARQ LIMITED
Notes to the Consolidated Financial Statements (continued)
For the years ended 31 December 2022 and 2021

be returned to ADES. The number of Escrow Shares to be returned to ADES is equal to the required Tax Liability divided by the Original Issue Amount of $4.00 per ADES Preferred Share, not to exceed a maximum of 833,914 Escrow Shares.
On February 17, 2023, the company repurchased 87.9% of its outstanding ordinary shares in exchange for 3,370,865 ADES Common Shares and 4,364,131 ADES Preferred Shares.
The Company’s plan is to distribute the remaining ADES Common Shares and ADES Preferred Shares and then liquidate within 12 months of approving these financial statements. Based on the intention and plan by Management to liquidate the Company, these financial statements have been prepared on a basis other than going concern. Management has assessed that it is appropriate to continue to apply the recognition and measurement criteria of IFRS.